Mail Stop 3561

March 24, 2010

Mr. Michael J. Gasser, Chairman and CEO
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

      Re: Greif, Inc.
                Form 10-K for Fiscal Year Ended October 31, 2009
                Filed on December 23, 2009
                File No. 1-00566

Dear Mr. Gasser:

      We have completed our review of your Form 10-K and have no further comments at this time.

                         Sincerely,

                         John Reynolds
                         Assistant Director

cc: Gary R. Martz
       Senior Vice President and General Counsel
       FAX: (740) 549-6101